    Royal Dutch Airlines

Exhibit (a)(3)

Leo M. van Wijk

Chief Executive Officer

Robert A. Ruijter

Chief Financial Officer

April 5, 2004

Dear Shareholder:

We are pleased to inform you that KLM Royal Dutch Airlines has entered into a framework agreement with Société Air France, pursuant to which Air France has commenced an exchange offer to acquire all of KLM’s outstanding ordinary shares and New York registry shares (together, the common shares) in exchange for Air France shares and Air France warrants. Specifically, Air France is offering 11 Air France shares and 10 Air France warrants for every 10 KLM ordinary shares tendered in the exchange offer, and 11 Air France American depositary shares, each of which will represent one Air France share, and 10 Air France American depositary warrants for every 10 KLM New York registry shares tendered in the exchange offer. The exchange offer is conditional upon, among other things, more than 70% of all KLM common shares having been validly tendered and not withdrawn prior to the expiration of the offer. Following completion of the exchange offer, KLM and Air France will form a combined group.

The KLM management board and supervisory board have concluded that Air France’s offer is in the best interests of KLM and its shareholders and recommend that holders of KLM common shares accept Air France’s offer and tender their common shares in the offer.

In arriving at their recommendations, the management board and supervisory board considered a number of factors, as described in the attached Schedule 14D-9, including the written opinions of KLM’s financial advisors, ABN AMRO Bank N.V. and Citigroup Global Markets Limited, that, as of the respective dates of the opinions, the consideration to be received by the holders of KLM common shares pursuant to the framework agreement with Air France is fair from a financial point of view to KLM’s shareholders, and the fact that all material regulatory approvals have been received on terms satisfactory to Air France and KLM. Copies of the written opinions of ABN AMRO Bank N.V. and Citigroup Global Markets Limited, which set forth the assumptions made, procedures followed and matters considered by each financial advisor in rendering its opinion, can be found at Annexes A and C, and B and D, respectively, to the Schedule 14D-9. You should read the opinions carefully and in their entirety.

Enclosed are the Air France Prospectus, dated April 5, 2004, and related documents, including a Letter of Transmittal for use in tendering shares. The Schedule 14D-9 describes in more detail the reasons for the conclusions of KLM’s management board and supervisory board and contains other information relating to the exchange offer. We urge you to consider this information carefully.

Yours sincerely,
Leo M. van Wijk	Robert A. Ruijter
Chief Executive Officer	Chief Financial Officer

KLM Royal Dutch Airlines, Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands